UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q1 2025 Results

CPaaS revenues kept fueling top line in the quarter

Transition to Zenvia Customer Cloud moving on as expected

Strict expense control with G&A-to-revenues improving 6.7p.p. to 8.0%

Normalized EBITDA of BRL 20.0 million

São Paulo, July 2, 2025 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the first quarter of 2025.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “We have been fully focused on transitioning the company into the Zenvia Customer Cloud since its launch in October of last year. The ramp-up is expected to continue over the next few quarters and should be completed by year-end. In the meantime, we are also working on strengthening our partner ecosystem. 2025 is a transformative year for Zenvia, as we expect to begin reaping the results of all the investments made over the past few years.”

Shay Chor, CFO & IRO of ZENVIA, said: “Q1 2025 top-line performance was driven by continued strong CPaaS volume growth, along with moderate SaaS growth fueled by SMBs. Gross profit remains impacted by SMS cost adjustments that have not yet been passed on to clients—a process expected to take place gradually throughout the year. G&A, in turn, went down 24% YoY, partially offsetting gross profit reduction. The revenue increase, along with strict expense control, brought G&A-to-revenues to 8.0%, even including the severance costs incurred in the quarter. As a result, our Normalized EBITDA reached BRL 20 million, which is in line with our expectations and is expected to ramp up throughout the year. The rollout of the new strategic cycle announced in January is taking a toll on short term profitability, but we are steadily advancing efforts to boost our medium to long term performance.”

Key Financial Metrics (BRL MM and %)	Q1 2025	Q1 2024	YoY
Revenues	295.9	212.6	39.2%
Gross Profit	61.7	80.9	-23.7%
Gross Margin	20.8%	38.0%	-17.2p.p.
Non-GAAP Adjusted Gross Profit(1)	74.2	93.6	-20.8%
Non-GAAP Adjusted Gross Margin(2)	25.1%	44.0%	-19.0p.p.
Operating Income/Loss (EBIT)	-2.2	-9.4	-76.4%
Adjusted EBITDA(3)	19.9	13.4	47.7%
Normalized EBITDA(4)	20.0	23.5	-15.1%
Income/Loss for the Period	3.7	-55.9	n.m.
Cash Balance	86.1	71.5	20.5%
Net Cash Flow from (used in) Operating Activities	7.4	-12.9	-157.5%
Total Active Customers(5)	10,462	13,257	-21.1%
(1)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by Revenues.
(3)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(4)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer. The consolidated number of Total Active Customers doesn’t reflect the sum of SaaS and CPaaS Clients, as there is cross selling between them.

1	Earnings Release | Q1 2025

Highlights Q1 2025

●	Revenues totaled BRL 296 million, up 39% when compared to BRL 213 million in Q1 2024, as a result of CPaaS (+58%) YoY expansion, mostly due to higher SMS volumes with large clients who have lower margins. SaaS revenues increased 5%, mostly from SMB customers.
●	Non-GAAP Adjusted Gross Profit reached BRL 74 million, down 21% YoY, while Non-GAAP Adjusted Gross Margin landed at 25%. This decrease is mainly explained by:
(i)	Higher CPaaS mix in the period, due to strong volume growth with lower margins, combined with increased SMS costs from carriers in January, which is expected to be passed on to prices throughout the year.
(ii)	Lower SaaS margins impacted by the transition to Zenvia Customer Cloud, as we are still ramping up the business.
●	Total active customers were 10.5k, being 5.7k from SaaS and 4.8k from CPaaS, stable on a sequential basis when compared to Q4 2024.
●	G&A Expenses went down 24% YoY in Q1 to BRL 24 million, bringing G&A as a percentage of revenues to 8.0%, down 6.7 percentage points from the 14.7% reported in the same period of 2024. It is worth noting that this amount includes the ˜BRL 8 million in severance costs incurred in Q1 2025.
●	Normalized EBITDA was positive BRL 20 million in the quarter, down 15.1% from Q1 2024, mainly due to the lower gross profit from the CPaaS segment as a result of the higher SMS costs not yet passed on to clients. Please refer to the reconciliation table for more details.

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q1 2025	Q1 2024	YoY
Revenues	80.7	76.8	5.1%
Gross Profit	30.9	30.6	0.9%
Gross Margin	38.2%	39.8%	-1.6p.p.
Non-GAAP Adjusted Gross Profit(1)	43.4	43.4	0.0%
Non-GAAP Adjusted Gross Margin(2)	53.7%	56.4%	-2.7p.p.
Total Active Customers(3)	5,668	7,139	-20.6%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit to the Gross Profit of our SaaS business segment, see the Selected Financial Data section below.
(2)	We calculate the Non-GAAP Adjusted Gross Margin of our SaaS business segment by dividing its Non-GAAP Gross Profit by its Revenues.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

Our SaaS business is going through a transition phase with the rollout of Zenvia Customer Cloud, which is impacting the margins as it is still in its ramp-up phase and is expected to keep scaling over the next few quarters. Revenues went up 5% YoY in Q1 2025 to BRL 80.7 million from BRL 76.8 million in Q1 2024, primarily from SMB customers, despite a smaller total client base. It is worth noting that revenues from Zenvia Customer Cloud solutions increased 15% YoY, and are expected to increase even more as we ramp up the business. Q1 2025 Non-GAAP Adjusted Gross Profit in turn was flat YoY at BRL 43.4 million, while Non-GAAP Adjusted Gross Margin from SaaS went down 2.7 percentage points to 53.7%.

2	Earnings Release | Q1 2025

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q1 2025	Q1 2024	YoY
Revenues	215.2	135.8	58.5%
Non-GAAP Adjusted Gross Profit(1)	30.8	50.3	-38.7%
Non-GAAP Adjusted Gross Margin(2)	14.3%	37.0%	-22.7p.p.
Total Active Customers(3)	4,794	6,458	-25.8%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit to Gross Profit of our CPaaS business segment, see the Selected Financial Data section below.
(2)	We calculate the Non-GAAP Adjusted Gross Margin of our CPaaS business segment by dividing its Non-GAAP Gross Profit by its Revenues.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

While the CPaaS business reported strong volumes and a YoY increase of 58% in Revenues, reaching BRL 215.2 million in Q1 2025, its Non-GAAP Adjusted Gross Profit decreased 39%, leading to a Non-GAAP Adjusted Gross Margin of 14.3%. This lower profitability is explained by the higher SMS costs resulting from carrier cost adjustment that have not yet been passed on to our customers. These adjustments will be made throughout the year, when we expect to see normalized margins. It’s also worth noting that most of the revenue growth came from customers with tighter margins, a strategic choice in a competitive environment that we expect to yield results over the medium to long term as we strengthen these relationships.

Consolidated Financial Result Analysis

This quarter was marked by three effects that impacted our performance.

In the CPaaS business, we recorded once again high volumes leading to a 58% YoY revenue growth, but the higher SMS costs when compared to the same period last year had a negative effect on our gross profit and margins. We expect margins to normalize over the course of 2025, as we pass on the carrier cost increases to clients. We also highlight that the CPaaS revenue growth came mostly from certain customers that currently have tight margins. We are confident that the strategy of acquiring clients at tighter margins will pay off in the middle and long term as we do not need additional G&A expenses to manage them.

In the SaaS business, revenue went up 5% YoY despite a smaller client base, mainly driven by higher revenues from SMB customers, an encouraging sign given that it is the target audience of Zenvia Customer Cloud. Even though SMB customers have higher margins than the average mix, we saw a decrease in the SaaS Non-GAAP Adjusted Gross Margins primarily due to the transition to Zenvia Customer Cloud, as the business is still in its ramp-up phase and expected to keep scaling over the next few quarters.

On the other hand, our G&A Expenses went down 24% YoY in Q1 to BRL 24 million, already including the ˜BRL 8 million in severance costs incurred in Q1 2025, bringing G&A as a percentage of revenues to 8.0%, down 6.7 percentage points from the 14.7% reported in the same period of 2024. This is due to the workforce reduction of approximately 15% announced in January, that is expected to result in cost savings between R$30 million and R$35 million in FY 2025, already factoring in the severance expenses.

3	Earnings Release | Q1 2025

As a result, Normalized EBITDA was positive BRL 20 million in the quarter, in line with our expectations. We expect EBITDA to ramp up throughout the year as (i) Q1 includes BRL 8 million one off severance costs, (ii) we pass on increased SMS cost to clients, and (iii) we ramp up Zenvia Customer Cloud operations. Please refer to the reconciliation table for more details.

Conference Call

The Company’s senior management team will host a webcast to discuss the results and business outlook on July 3, 2025, at 10:00 am ET. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Shay Chor Fernanda Rosa Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary quarter and year-to-date operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

4	Earnings Release | Q1 2025

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the first quarter of 2025.

Income Statement

	Q1
	2025	2024	Variation
	(non-audited)	(audited)
	(in thousands of R$)		(%)
Revenue	295,946	212,636	39.2%
Cost of services	-234,289	-131,779	77.8%
Gross profit	61,657	80,857	-23.7%
Selling and marketing expenses	-28,528	-27,359	4.3%
General and administrative expenses	-23,751	-31,270	-24.0%
Research and development expenses	-10,562	-14,796	-28.6%
Allowance for expected credit losses	-8	-5,431	-99.9%
Other income and expenses, net	-1,012	-11,353	-91.1%
Operating gain (loss)	-2,203	-9,352	-76.4%
Financial expenses	-21,166	-65,487	-67.7%
Finance income	27,369	5,283	418.1%
Financial expenses, net	6,203	-60,204	-110.3%
Income/Loss before taxes	3,999	-69,556	-105.7%
Deferred income tax and social contribution	3,237	16,083	-79.9%
Current income tax and social contribution	-3,574	-2,420	47.7%
Income/Loss for the period	3,662	-55,893	-106.6%

Income/Loss attributable to Company Owners	3,662	-56,011	-106.5%
Non-controlling interests	0	118	-100.0%

5	Earnings Release | Q1 2025

Balance Sheet

	December 31, 2024 (audited)	March 31, 2025 (non-audited)
	(in thousands of reais)
Assets
Current assets	318,990	331,281
Cash and cash equivalents	116,884	86,125
Trade and other receivables	171,190	208,451
Recoverable assets	19,572	26,495
Prepayments	5,157	7,757
Other assets	6,187	2,453

Non-current assets	1,424,564	1,415,200
Restricted cash	10,891	11,216
Prepayments	423	307
Deferred tax assets	77,304	80,543
Property, plant and equipment	15,350	13,952
Right-of-use of assets	2,497	2,011
Intangible assets	1,318,099	1,307,171

Total assets	1,743,554	1,746,481

6	Earnings Release | Q1 2025

	December 31, 2024 (audited)	March 31, 2025 (non-audited)
Liabilities
Current liabilities	674,759	750,672
Trade and other payables	445,804	499,113
Loans, borrowings and Debentures	81,137	75,610
Liabilities from acquisitions	90,920	114,861
Employee benefits	21,109	30,136
Tax liabilities	28,612	24,104
Lease liabilities	1,511	1,003
Deferred revenue	5,371	5,646
Derivative financial instruments	295	199

Non-current liabilities	297,380	212,800
Liabilities from acquisitions	189,886	160,214
Loans, borrowings	45,718	30,819
Provisions for tax, labor and civil risks	804	868
Lease liabilities	1,309	1,309
Trade and other payables	15,528	-
Employee Benefits	2,056	1,436
Derivative financial instruments	41,814	17,904
Taxes to be paid in installments	265	250

Equity	771,415	783,009
Capital	1,007,522	1,007,522
Reserves	230,901	240,779
Foreign currency translation reserve	4,847	2,901
Other components of equity	2,394	2,394
Accumulated losses	(474,249)	(470,587)

Total equity and liabilities	1,743,554	1,746,481

7	Earnings Release | Q1 2025

Statement of Cash Flow

	Q1
	2025 (non-audited)	2024 (audited)
	(in thousands of R$)
Net cash from (used in) operating activities	7,393	-12,865
Net cash used in investing activities	-10,155	-12,429
Net cash from (used in) financing activities	-29,373	33,334
Exchange rate change on cash and cash equivalents	1,376	-257
Net (decrease) increase in cash and cash equivalents	-30,759	7,783

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q1
Consolidated	2025 (non-audited)	2024 (audited)
	(in thousands of R$)
Gross profit	61,657	80,857
(+) Amortization of intangible assets acquired from business combinations	12,507	12,785
Non-GAAP Adjusted Gross Profit(1)	74,164	93,642
Revenue	295,946	212,636
Gross Margin(2)	20.8%	38.0%
Non-GAAP Adjusted Gross Margin(3)	25.1%	44.0%

(1) We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2) We calculate gross margin as gross profit divided by revenue.

(3) We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

8	Earnings Release | Q1 2025

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q1
SaaS Segment	2025 (non-audited)	2024 (audited)
	(in thousands of R$)
Gross profit	30,852	30,569
(+) Amortization of intangible assets acquired from business combinations	12,507	12,785
Non-GAAP Adjusted Gross Profit(1)	43,359	43,354
Revenue	80,711	76,820
Gross Margin(2)	38.2%	39.8%
Non-GAAP Adjusted Gross Margin(3)	53.7%	56.4%
(1) We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.
(2) We calculate gross margin for our SaaS business segment as gross profit for our SaaS business segment divided by revenue of our SaaS business segment.
(3) We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

	Q1
CPaaS Segment	2025 (non-audited)	2024 (audited)
	(in thousands of R$)
Gross profit	30,805	50,288
(+) Amortization of intangible assets acquired from business combinations	0	0
Non-GAAP Adjusted Gross Profit(1)	30,805	50,288
Revenue	215,235	135,816
Gross Margin(2)	14.3%	37.0%
Non-GAAP Adjusted Gross Margin(3)	14.3%	37.0%
(1) We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.
(2) We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3) We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

9	Earnings Release | Q1 2025

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q1
	2025 (non-audited)	2024 (audited)
	(in thousands of R$)
Income/Loss for the period	3,662	-55,893
Current and Deferred Income Tax	337	-13,663
Financial expenses, net	-6,203	60,204
Depreciation and Amortization	22,068	22,797
Adjusted EBITDA(1)	19,865	13,445
Earn-outs	-104	-10,081
Normalized EBITDA(2)	19,969	23,526

(1) We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.

(2) We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

10	Earnings Release | Q1 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 2, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer